Asante Capital Group Advisors LLC

Notes to Financial Statements
(amounts expressed in U.S. dollars)

Note 7.   Fixed Assets

Fixed assets, at cost consist of the following:

Asset Class	Cost	Estimated useful life
Computers and office equipment	$10,932	3 years
Furniture	2,519	3 years
	13,451	
Less accumulated depreciation	3,198	
	$10,253	

Note 8.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2016, the Company had net capital of $77,861, which was $54,244 in excess of its required net capital of $23,617. The Company's ratio of aggregate indebtedness to net capital was 4.55 to 1.

Note 9.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through to the date these financial statements were available to be issued.